                                                          Exhibit 99a

                                                                                                                 Dexter Corporation

Condensed Statement of Income

-----------------------------------------------------------------------------------------------------------------------------------

In thousands of dollars                         Three Months Ended September 30                Nine Months Ended September 30
(except per share amounts)                   -----------------------------------------    -----------------------------------------
                                                   1998          1997          Change            1998           1997          Change
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
Net sales                                    $    283,357    $    286,928      -   1%     $    875,885     $   852,413        +   3%
Other income                                        2,528           2,349      +   8%            7,198           9,275        -  22%
                                             ------------    ------------                 ------------     -----------
                                                  285,885         289,277      -   1%          883,083         861,688        +   2%

Expenses
Cost of sales                                     179,220         182,758      -   2%          555,597         545,300        +   2%
Marketing and administrative                       60,015          59,698      +   1%          183,948         175,747        +   5%
Research and development                           13,808          13,442      +   3%           42,274          40,499        +   4%
Interest                                            4,534           5,287      -  14%           13,213          15,585        -  15%
                                             ------------    ------------                 ------------     -----------

Income before Taxes                                28,308          28,092      +   1%           88,051          84,557        +   4%
Income taxes                                        9,908          10,113      -   2%           30,818          30,441        +   1%
                                             ------------    ------------                 ------------     -----------

Income before Minority Interests                   18,400          17,979      +   2%           57,233          54,116        +   6%
Minority interests                                  4,222           3,736      +  13%           12,408          11,004        +  13%
                                             ------------    ------------                 ------------     -----------

Net Income                                   $     14,178    $     14,243                 $     44,825     $    43,112        +   4%
                                             ============    ============                 ============     ===========


Net Income per Share - basic                        $0.62           $0.62                        $1.95           $1.87        +   4%
Net Income per Share - diluted                      $0.61           $0.61                        $1.92           $1.84        +   4%

Dividends Declared per Share                        $0.26           $0.24      +   8%            $0.76           $0.72        +   6%

Average Shares Outstanding (000) - basic           23,034          22,914      +   1%           22,998          23,037
Average Shares Outstanding (000) - diluted         23,130          23,184                       23,204          23,228
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Amounts are unaudited.

                                   Exhibit 99b

                                                              Dexter Corporation
Condensed Statement of Financial Position

----------------------------------------------------------------------------------------------------

In thousands of dollars                                 September 30     December 31    September 30
(except per share amounts)                             ---------------------------------------------
                                                             1998            1997           1997
----------------------------------------------------------------------------------------------------

Assets
Cash and short-term securities                         $     89,066    $     68,306     $   86,501
Accounts receivable, net                                    205,515         185,257        203,265
Inventories:
    Materials and supplies                                   66,367          61,233         59,860
    In process and finished                                 127,917         117,467        119,622
    LIFO reserve                                            (17,625)        (18,799)       (18,631)
                                                       ------------    ------------     ----------
                                                            176,659         159,901        160,851
Prepaid and deferred expenses                                29,428          26,988         32,628
                                                       ------------    ------------     ----------
    Total current assets                                    500,668         440,452        483,245

Property, plant and equipment, at cost, net                 360,536         348,172        343,301
Excess of cost over net assets of
    businesses acquired                                      94,766          97,507         76,373
Other assets                                                 74,466          75,645         49,118
                                                       ------------    ------------     ----------
                                                       $  1,030,436    $    961,776     $  952,037
                                                       ============    ============     ==========


Liabilities & Shareholders' Equity
Short-term debt                                        $     37,804    $     35,361     $    3,705
Current installments of long-term debt                       12,805          13,340         31,553
Accounts payable                                             94,385          91,155         98,045
Accrued liabilities and taxes                                95,680          89,076        108,381
Current environmental reserves                                1,746           2,099          2,223
Dividends payable                                             5,989           5,505          5,502
                                                       ------------    ------------     ----------
    Total current liabilities                               248,409         236,536        249,409

Long-term debt                                              182,519         180,030        168,459
Deferred items                                               56,592          54,197         51,394
Long-term environmental reserves                             13,649          13,726         14,154
Minority interests                                          121,357         104,426        100,985

Shareholders' equity:
    Common stock and paid-in capital                         37,686          38,158         37,524
    Retained earnings                                       437,183         409,844        402,034
    Treasury stock                                          (49,749)        (52,216)       (52,524)
    Accumulated other comprehensive
       income                                               (17,210)        (22,925)       (19,398)
                                                       ------------    ------------     ----------
            Total shareholders' equity                      407,910         372,861        367,636
                                                       ------------    ------------     ----------
                                                       $  1,030,436    $    961,776     $  952,037
                                                       ============    ============     ==========


Equity per Share                                       $      17.71    $      16.26     $    16.04
-------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Amounts as of September 30, 1998 and September 30, 1997 are unaudited.

                                                     EXHIBIT 99c


                                                                                                   DEXTER CORPORATION
CONDENSED STATEMENT OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------

                                                                           Nine Months Ended September 30
                                                                 ----------------------------------------------------
In thousands of dollars                                              1998                               1997

---------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net income                                                       $      44,825                 $              43,112
Noncash items:
    Depreciation and amortization                                       38,631                                33,955
    Income taxes not due                                                 7,480                                 1,453
    Minority interests                                                  12,408                                11,004
    LIFO inventory credit                                              (1,174)                               (1,205)
    Equity in net income of affiliates                                 (2,156)                               (3,520)
    Other                                                                1,423                                   674
Operating working capital increase                                    (32,885)                              (27,508)
                                                                 --------------                ----------------------
                                                                        68,552                                57,965
                                                                 --------------                ----------------------
INVESTMENTS
Property, plant and equipment                                         (44,056)                              (45,092)
Acquisitions                                                           (1,781)                              (20,661)
Divestitures                                                                                                  41,539
Joint ventures                                                           2,707                                 2,102
Proceeds from exercise of LTI stock options                              5,230                                 3,164
Other                                                                    (683)                                 3,258
                                                                 --------------                ----------------------
                                                                      (38,583)                              (15,690)
                                                                 --------------                ----------------------
FINANCING
Long-term debt, net                                                      4,992                              (21,197)
Short-term debt, net                                                     2,512                               (1,256)
Dividends paid                                                        (17,002)                              (16,226)
LTI dividends paid to minority interest shareholders                   (1,703)                               (1,307)
Purchase of treasury stock                                                                                  (20,517)
Other                                                                      984                                 3,069
                                                                 --------------                ----------------------
                                                                      (10,217)                              (57,434)
                                                                 --------------                ----------------------
INCREASE (DECREASE) IN CASH AND SHORT-TERM SECURITIES            $      19,752                 $            (15,159)
                                                                 ==============                ======================


RECONCILIATION OF INCREASE (DECREASE) IN CASH AND
   SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period            $      68,306                 $             103,420
Cash and short-term securities at end of period                         89,066                                86,501
                                                                 --------------                ----------------------
Increase (Decrease) in cash and short-term securities
     per Statement of Financial Position                                20,760                              (16,919)
Currency translation effects                                           (1,008)                                 1,760
                                                                 ==============                ======================
                                                                 $      19,752                 $            (15,159)
                                                                 ==============                ======================

Property, plant and equipment for the nine months ended September 30, 1998 includes $4,635 related to the exercise of an option to purchase land under a capital lease by Life Technologies, Inc.

--------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

Amounts are unaudited.

                                                  EXHIBIT 99d

                                                                                             DEXTER CORPORATION

STATEMENT OF COMPREHENSIVE INCOME

---------------------------------------------------------------------------------------------------------------

                                                  Three Months Ended September 30  Nine Months Ended September 30
                                                  -------------------------------  ------------------------------
In thousands of dollars                                1998            1997             1998             1997
---------------------------------------------------------------------------------------------------------------
NET INCOME                                           $ 14,178        $ 14,243         $ 44,825         $ 43,112
                                                     --------        --------         --------         --------

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
  Currency translation effects                          5,946          (3,355)           5,804          (16,580)
  Unrealized gains (losses) on investments                105             (51)             (89)            (252)
                                                     --------        --------         --------         --------
OTHER COMPREHENSIVE INCOME (LOSS)                       6,051          (3,406)           5,715          (16,832)
                                                     --------        --------         --------         --------

COMPREHENSIVE INCOME                                 $ 20,229        $ 10,837         $ 50,540         $ 26,280
                                                     ========        ========         ========         ========

---------------------------------------------------------------------------------------------------------------

See accompanying notes to the financial statements.

Amounts are unaudited.

                                                             EXHIBIT 99e


NET SALES BY MARKET                                                                                               Dexter Corporation

------------------------------------------------------------------------------------------------------------------------------------
                                               Three Months Ended September 30                   Nine Months Ended September 30
                                          ------------------------------------------       -----------------------------------------
In thousands of dollars                        1998             1997         Change             1998             1997         Change
------------------------------------------------------------------------------------------------------------------------------------

AEROSPACE                                  $ 17,934         $ 15,906           +13%         $ 53,314         $ 45,090           +18%



ELECTRONICS (1)                              45,566           55,577           -18%          151,271          159,426            -5%


FOOD PACKAGING (2)                           69,962           70,522            -1%          210,458          207,800            +1%


MEDICAL                                     114,956          106,881            +8%          346,011          322,106            +7%


OTHER                                        34,939           38,042            -8%          114,831          117,991            -3%
                                           --------         --------                        --------         --------

CONSOLIDATED                               $283,357         $286,928            -1%         $875,885         $852,413            +3%
                                           ========         ========                        ========         ========

------------------------------------------------------------------------------------------------------------------------------------

(1) The effect of businesses acquired increased net sales to the Electronics market by $1.8 million, or 3%, for the quarter, and $5.7 million, or 4%, year-to-date.

(2) The effect of businesses acquired increased net sales to the Food Packaging market by $3.5 million, or 5%, for the quarter, and $13.4 million or 6%, year-to-date.

Amounts are unaudited.

                                   Exhibit 99f


                               Dexter Corporation
              Notes to Condensed Consolidated Financial Statements

Note 1 - In the opinion of the Company's management, the unaudited financial statements reflect adjustments of a normal recurring nature which are necessary to present fairly the results for the interim periods. The notes to the condensed consolidated financial statements, including management's discussion in Part 1, Item 2 of this Form 10-Q, are incorporated as part of these condensed consolidated financial statements. The year-end condensed balance sheet data was derived from the audited financial statements.

Note 2 - Presented below is the reconciliation between basic earnings per share and diluted earnings per share for the three and nine-month periods ended September 30, 1998 and 1997:

                                           Three Months ended              Nine Months ended
                                              September 30                     September 30
Amounts in thousands                   -------------------------         -------------------------
(except per share data)                  1998             1997             1998             1997
--------------------------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC:
  Net income                           $ 14,178         $ 14,243         $ 44,825         $ 43,112
  Weighted average shares
    outstanding                          23,034           22,914           22,998           23,037
  Earnings per share - basic           $    .62         $    .62         $   1.95         $   1.87

EARNINGS PER SHARE - DILUTED:
  Net income                           $ 14,178         $ 14,243         $ 44,825         $ 43,112
  Effect of subsidiary dilutive
    options on net income                  (102)            (137)            (320)            (462)
                                       --------         --------         --------         --------
                                       $ 14,076         $ 14,106         $ 44,505         $ 42,650
                                       ========         ========         ========         ========
  Weighted average shares
    outstanding                          23,034           22,914           22,998           23,037
  Weighted average effect of
    common stock equivalents                 96              270              206              191
                                       --------         --------         --------         --------
                                         23,130           23,184           23,204           23,228
                                       ========         ========         ========         ========
  Earnings per share - diluted         $    .61         $    .61         $   1.92         $   1.84

                                   Exhibit 99f


                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)

Note 3 - In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits, which becomes effective for financial statements for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact of SFAS No. 132 on its financial reporting practices.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact of SFAS No. 133 on its financial reporting practices.

Note 4 - The following are included as components of Common Stock and Paid-in Capital:

COMMON STOCK & PAID-IN CAPITAL  SEPTEMBER 30,   DECEMBER 31,     SEPTEMBER 30,
(IN THOUSANDS OF DOLLARS)            1998             1997             1997
------------------------------   --------         --------         --------
Common stock                     $ 24,984         $ 24,984         $ 24,984
Paid-in capital                    15,228           17,482           17,111
Unearned compensation on
  restricted stock                 (2,526)          (4,308)          (4,571)
                                 --------         --------         --------
                                 $ 37,686         $ 38,158         $ 37,524
                                 ========         ========         ========

Note 5 - The following are included as components of Accumulated Other Comprehensive Income:

ACCUMULATED OTHER COMPREHENSIVE       SEPTEMBER 30,    DECEMBER 31,     SEPTEMBER 30,
INCOME (IN THOUSANDS OF DOLLARS)          1998             1997             1997
--------------------------------        --------         --------         --------
Currency translation effects            ($16,671)        ($22,475)        ($18,767)
Unrealized losses on investments            (515)            (426)            (427)
Pension liability adjustment                 (24)             (24)            (204)
                                        --------         --------         --------
                                        ($17,210)        ($22,925)        ($19,398)
                                        ========         ========         ========

                                   Exhibit 99f


                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)

Note 6 - On July 7, 1998, the Company announced plans to acquire the remaining 48% equity in Life Technologies, Inc., a 52% Dexter-owned subsidiary and the divestiture of its Packaging Coatings business including Dexter S.A.S., its French industrial coatings subsidiary.

         On July 7, 1998 the Company proposed to the Life Technologies' Board of Directors that it acquire the approximately 11.3 million shares of Life Technologies it does not currently own at a price of $37 per share in cash, or approximately $420 million, net, excluding payment for exercisable stock options. On October 27, 1998, a special committee of independent directors of the Life Technologies Board that had been considering the Company's proposal advised the Company that it would not recommend approval of its offer. On November 2, 1998, the Company commenced a tender offer for $37 per share in cash, for all outstanding shares of common stock of Life Technologies, Inc. that it does not currently own. Consummation of the tender offer is conditioned (subject to waiver) upon the Company receiving sufficient shares to own at least 80% of all outstanding Life Technologies shares, but is not conditioned upon financing or any approval of the Life Technologies Board of Directors or any committee thereof. The offer is scheduled to expire on Tuesday, December 1, 1998, at midnight New York City time, unless extended. The acquisition of the publicly owned shares of Life Technologies offers its shareholders a 19.4% premium over the closing price immediately prior to the July 7 announcement. The offer will be financed through Dexter's available cash and a committed credit facility arranged by First Chicago Capital Markets, Inc. On November 5, 1998, the Company announced that it had received copies of letters from Frank E. Samuel, Jr. and Iain C. Wylie (former members of the special committee) resigning as directors of Life Technologies, Inc.

         In August 1998, the Company announced it had signed a definitive agreement to sell its Packaging Coatings business, including Dexter S.A.S., to The Valspar Corporation. The transaction is expected to close by year-end. Dexter's Packaging Coatings, a business that has a range of products serving the beer, beverage and food can, aerosol and tube markets, and Dexter S.A.S. had combined 1997 sales of $208 million.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of Dexter Corporation as of September 30, 1998 and 1997, and the related condensed statements of income and comprehensive income for the three and nine-month periods then ended and the condensed statement of cash flows for the nine-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of Dexter Corporation as of December 31, 1997 and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein); and in our report dated February 3, 1998, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1997 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP


Springfield, Massachusetts
October 13, 1998